Exponent 149 Commonwealth Drive Menlo Park, CA 94025 telephone 650-326-9400 facsimile 650-326-8072 www.exponent.com

November 20, 2023

VIA EDGAR

Ms. Suying Li

Ms. Angela Lumley

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Exponent, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2022
Response dated October 30, 2023
File No. 000-18655

Dear Ms. Li and Ms. Lumley:

Exponent, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2022, filed February 24, 2023 (the “Form 10-K”).

Below is the Company’s response. For the convenience of the Staff, the italicized numbered response set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 31

1.
We note your response to prior comment 1. It appears to us that you present “EBITDA as a % of revenue before reimbursements” ratio based on revenues before reimbursements as opposed to total revenues. Please tell us how presenting this measure as though you are an agent in these revenue generating transactions when gross presentation as a principal is required by GAAP does not represent an individually tailored revenue recognition method. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 20, 2023

believe our presentation of EBITDA as a percentage of revenues before reimbursements does not result in an individually tailored recognition and measurement method that causes the presentation of non-GAAP measures to be misleading.

Question 100.04 relates to “non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP.” Our calculation of EBITDA as a percentage of revenue before reimbursements does not represent a substitute for amounts recognized and measured over time on an accrual basis in accordance with GAAP and our accounting policies and methods. The calculation also does not have the effect of changing the pattern of revenue recognition.

On our consolidated statement of net income, we present revenues in accordance with GAAP, showing both components: (i) revenues before reimbursements and (ii) reimbursements.

Reimbursements, including those related to travel and other out-of-pocket expenses, and other similar third-party costs such as the cost of materials and certain subcontracts, are included as a component of revenues, and an equivalent amount of reimbursable expenses are included as a component of operating expenses. In addition, changes in the reimbursements component of revenues are not indicative of growth or decline in our business due to the variability of the travel and other out-of-pocket expenses included in this component of revenue. We believe that EBITDA as a percentage of total revenues would not provide a meaningful measure of profitability due to (i) the offsetting nature of reimbursements being included in revenues with a corresponding and identical expense and (ii) the variability in the reimbursements component of revenues.

The revenues before reimbursements component of revenues is used by management to evaluate financial results, develop budgets, and determine employee compensation. This component of revenue is the most meaningful metric to measure the growth or decline in our business, as the reimbursement component of revenues is not indicative of growth or decline of our business. Management provides guidance to investors regarding our growth in revenue before reimbursements which provides a meaningful comparison of past, present, and future operating results. EBITDA as a percentage of revenue before reimbursements is used by management, analysts, and investors to evaluate the profitability of the business. This metric is also one of the metrics used to determine CEO compensation.

Accordingly, we believe that presenting EBITDA as a percentage of revenue before reimbursements, when viewed in combination with our revenues calculated in accordance with GAAP, provides investors with a more complete and useful presentation of our financial performance. Given the reasons discussed above and our consistent presentation of EBITDA as a percentage of revenue before reimbursements in the past, we do not believe that the presentation is misleading to investors.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 20, 2023

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 650-688-7053.

Sincerely,

/s/ Richard Schlenker, Jr.

Richard Schlenker, Jr.
Chief Financial Officer